Filed pursuant to Rule 433 of the Securities Act of 1933

Issuer Free Writing Prospectus dated November 9, 2017

Relating to the Prospectus dated November 6, 2017

Registration Statement No. 333-220867

This free writing prospectus relates to the global offering of ERYTECH Pharma S.A. and should be read together with the preliminary prospectus dated November 6, 2017, or the Preliminary Prospectus, that was included in Amendment No. 1 to the Registration Statement on Form F-1 (File No. 333-220867) relating to the offering of (i) ordinary shares in the form of American Depositary Shares, or ADSs, in the United States, referred to herein as the U.S. offering, and (ii) ordinary shares in Europe and countries outside of the United States and Canada in a private placement, referred to herein as the European private placement, collectively referred to as the global offering. The Preliminary Prospectus can be accessed through the following link: https://www.sec.gov/Archives/edgar/data/1624422/000119312517333981/d373760df1a.htm.

The information set forth below supplements and updates the information contained in the Preliminary Prospectus. All page number references refer to the Preliminary Prospectus.

Update to “Principal Shareholders” on pages 133-135

The disclosure set forth in the section of the Preliminary Prospectus captioned “Principal Shareholders” has been updated in its entirety to read as follows:

The following table and accompanying footnotes set forth, as of September 30, 2017, information regarding beneficial ownership of our ordinary shares by:

•	each person, or group of affiliated persons, known by us to beneficially own more than 5% of our ordinary shares;

•	each of our executive officers;

•	each of our directors; and

•	all of our executive officers and directors as a group.

Beneficial ownership is determined according to the rules of the SEC and generally means that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power of that security, including free shares that vest within 60 days of September 30, 2017 and options and warrants that are currently exercisable or exercisable within 60 days of September 30, 2017. Shares subject to free shares that vest within 60 days of September 30, 2017 and shares subject to warrants currently exercisable or exercisable within 60 days of September 30, 2017 are deemed to be outstanding for computing the percentage ownership of the person holding these free shares and warrants and the percentage ownership of any group of which the holder is a member, but are not deemed outstanding for computing the percentage of any other person.

Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons named in the table below have sole voting and investment power with respect to all shares shown that they beneficially own, subject to community property laws where applicable. The information does not necessarily indicate beneficial ownership for any other purpose, including for purposes of Sections 13(d) and 13(g) of the Securities Act.

Our calculation of the percentage of beneficial ownership prior to the global offering is based on 11,745,648 of our ordinary shares outstanding as of September 30, 2017. The percentage ownership information shown in the table after the global offering is based upon 17,119,681 ordinary shares outstanding immediately after the closing of the global offering of 5,374,033 ordinary shares (including ordinary shares in the form of ADSs), assuming no exercise of the underwriters’ option to purchase 806,104 additional ADSs and/or ordinary shares in the global offering.

Certain of our existing investors have indicated an interest in purchasing approximately 3,280,069 in ADSs and/or ordinary shares in the global offering. Except as noted in footnote 1 below, the following table does not reflect any potential purchases by these persons. If any ADSs and/or ordinary shares are purchased by these persons, the number of ordinary shares (including ordinary shares in the form of ADSs) beneficially owned after the global offering and the percentage of ordinary shares (including ordinary shares in the form of ADSs) beneficially owned after the global offering would increase from the figures set forth in the table below.

Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o ERYTECH Pharma S.A., Bâtiment Adénine, 60 Avenue Rockefeller, 69008 Lyon, France.

NAME OF BENEFICIAL OWNER	NUMBER OF ORDINARY SHARES BENEFICIALLY OWNED BEFORE GLOBAL OFFERING		PERCENTAGE OF ORDINARY SHARES BENEFICIALLY OWNED
			BEFORE GLOBAL OFFERING	AFTER GLOBAL OFFERING
5% Shareholders:
Baker Bros. Advisors LP (1)	1,808,268		15.4%	26.3%
Auriga Ventures III FCPR (2)	1,147,522		9.8	6.7
Directors and Executive Officers:
Gil Beyen (3)	140,176		1.2	*
Eric Soyer (4)	20,773	*	*	*
Jean-Sébastien Cleiftie (5)	1,054	*	*	*
Iman El-Hariry (6)	29,000	*	*	*
Alexander Scheer	—		—	—
Jérôme Bailly (7)	28,053	*	*	*
Galenos SPRL (8)	11,671	*	*	*
Philippe Archinard (9)	14,800	*	*	*
Allene Diaz	—		—	—
Luc Dochez (6)	13,170	*	*	*
Martine Ortin George (10)	16,671	*	*	*
BVBA Hilde Windels (10)	16,671	*	*	*
All directors and executive officers as a group (12 persons) (11)	292,039		2.5	1.7

*	Represents beneficial ownership of less than 1%.

(1)	The address of Baker Bros. Advisors LP is 860 Washington Street, 3rd Floor, New York, NY 10014. Julian C. Baker and Felix J. Baker are the managing partners of Baker Bros. Advisors LP and may be deemed to be beneficial owners of securities of the company directly held by Baker Bros. Advisors LP, and may be deemed to have the power to vote or direct the vote of and the power to dispose or direct the disposition of such securities. Julian C. Baker and Felix J. Baker disclaim beneficial ownership of the securities held directly by Baker Bros. Advisors LP, except to the extent of their pecuniary interest. The percentage of shares beneficially owned after the global offering assumes the purchase of 2,687,017 ordinary shares (including ordinary shares in the form of ADSs) that Baker Bros. Advisors LP has indicated an interest to purchase in the global offering.

(2)	Jacques Chatain, Bernard Daugeras and Patrick Bamas are managers of Auriga Ventures III FCPR, or Auriga, and exercise voting and investment power with respect to shares held by Auriga. The managers disclaim beneficial ownership of all shares held by Auriga, except to the extent of their pecuniary interest therein. The address of Auriga is c/o Auriga Partners, 18 avenue Matignon 75008 Paris, France.

(3)	Consists of 1,546 ordinary shares issuable upon the vesting of outstanding free shares that have no exercise price and are issuable within 60 days of September 30, 2017 (however, these shares may not be sold, transferred or pledged prior to October 3, 2018), and 138,630 ordinary shares issuable upon exercise of warrants that are exercisable within 60 days of September 30, 2017.

(4)	Consists of 773 ordinary shares issuable upon the vesting of outstanding free shares that have no exercise price and are issuable within 60 days of September 30, 2017 (however, these shares may not be sold, transferred or pledged prior to October 3, 2018), and 20,000 ordinary shares issuable upon exercise of warrants that are exercisable within 60 days of September 30, 2017.

(5)	Consists of 1,054 ordinary shares issuable upon the vesting of outstanding free shares that have no exercise price and are issuable within 60 days of September 30, 2017 (however, these shares may not be sold, transferred or pledged prior to October 3, 2018).

(6)	Consists of ordinary shares issuable upon exercise of warrants that are exercisable within 60 days of September 30, 2017.

(7)	Consists of 280 ordinary shares, 773 ordinary shares issuable upon the vesting of outstanding free shares that have no exercise price and are issuable within 60 days of September 30, 2017 (however, these shares may not be sold, transferred or pledged prior to October 3, 2018), and 27,000 ordinary shares issuable upon exercise of warrants that are exercisable within 60 days of September 30, 2017.

(8)	Consists of one ordinary share and 11,670 ordinary shares issuable upon exercise of warrants that are exercisable within 60 days of September 30, 2017.

(9)	Consists of 10,300 ordinary shares and 4,500 ordinary shares issuable upon exercise of warrants that are exercisable within 60 days of September 30, 2017.

(10)	Consists of one ordinary share and 16,670 ordinary shares issuable upon exercise of warrants that are exercisable within 60 days of September 30, 2017.

(11)	Consists of 10,583 ordinary shares, 4,146 ordinary shares issuable upon the vesting of outstanding free shares that are issuable for free with no exercise price paid within 60 days of September 30, 2017 and 277,310 ordinary shares issuable upon exercise of warrants that are exercisable within 60 days of September 30, 2017.

The issuer has filed a registration statement including a prospectus with the SEC for the global offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and the global offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request them by calling Jefferies LLC at (877) 821-7388 or from Cowen and Company, LLC at (631) 274-2806.